UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Other Events

As previously disclosed, on December 28, 2022, MEDIROM Healthcare Technologies Inc. (the “Company”) received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based upon the Company’s non-compliance with the $35 million market value of listed securities requirement set forth in Nasdaq Listing Rule 5550(b)(2) as of December 27, 2022, the Company’s American Depositary Shares, representing common shares of the Company, were to be suspended from trading on and delisted from Nasdaq. The Company requested a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal the delisting determination, which hearing was granted and held on February 16, 2023.

On March 15, 2023, the Company received a written notice from the Panel granting the Company’s request for continued listing on Nasdaq until May 1, 2023, subject to evidencing compliance by such date with the net income standard set forth in Nasdaq Listing Rule 5550(b)(3), which requires a minimum net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years. The Company intends to file its Annual Report on Form 20-F for its fiscal year ended December 31, 2022 by April 30, 2023. If the Company is unable to meet the net income standard by May 1, 2023, it will promptly notify the Panel and provide an updated plan of compliance, at which point the Panel will reassess the Company’s continued listing on Nasdaq.

Issuance of Press Release

On March 16, 2023, the Company issued a press release announcing the receipt of the written notice from the Panel granting the Company’s request for continued listing on Nasdaq until May 1, 2023.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K (this “Form 6-K”) and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the Company’s belief that it will meet the net income standard set forth in Nasdaq Listing Rule 5550(b)(3). The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, including the risk that the Company may not timely file its Annual Report on Form 20-F for the year ended December 31, 2022, the risk that the Company may not otherwise timely evidence its compliance with the applicable Nasdaq listing requirement for continued listing, or at all, and the risk that Nasdaq may not ultimately grant the Company relief from delisting, among other risks and uncertainties. These and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on November 14, 2022, and the Company’s other filings with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this Form 6-K. Any forward-looking statements speak only as of the date of this Form 6 K and are based on information available to the Company as of the date of this Form 6-K, and the Company assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated March 16, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM Healthcare Technologies Inc.
Date: March 16, 2023
	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer